SIDLEY AUSTIN LLP    |BEIJING    GENEVA        SAN FRANCISCO
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----------------|  212 839 5300         |DALLAS     LOS ANGELES   TOKYO
SIDLEY          |  212 839 5599 FAX     |FRANKFURT  NEW YORK      WASHINGTON, DC
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                                        |FOUNDED 1866

                               February 20, 2007

By Courier

Sara D. Kalin
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   ML Asset Backed Corporation - Form S-3 no. 333-139130

Dear Ms. Kalin:

      On behalf of the registrant, ML Asset Backed Corporation, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form S-3, no. 333-139130. For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement as initially filed.

      In addition, the registrant has instructed us to provide each of the responses set forth below to the staff's comments of December 29, 2006. For ease of reference, the staff's comments have been repeated below in italics. Each comment is followed by the registrant's response, and we refer to each of your comments by the number assigned to it by you.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Registrant confirms that the registrant and any issuing entity previously established, directly or indirectly, by the registrant or any affiliate of the registrant has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the registration statement. Registrant's most recent offering occurred in 2005. The issuing entity established by registrant in connection with that offering was Merrill Auto Trust Securitization 2005-1 and the CIK code assigned to it is 0001330368. Registrant's other offering occurred in 2000 and no separate CIK codes were established for that offering. Registrant confirms that it will establish separate CIK codes for each new issuing entity created at the time of each takedown under the registration statement so that Exchange Act reports related to each such issuing entity are filed under a separate file number from other issuing entities or from registrant.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Registrant confirms that it will file unqualified legal and tax opinions at the time of each takedown.

4. We note your disclosure on page 23 of the base prospectus indicating that the proceeds from the sale of securities may be used for several specific purposes or "for any other purposes specified in the prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrase noted above.

Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. We have also revised the referenced disclosure on page 22 of the base prospectus.

5. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Registrant confirms that it will file the updated sale and servicing agreement by pre-effective amendment to the registration statement.


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

Summary of Terms of the Securities, page S-5

6. While we note your disclosure on page S-6 indicating the difference in the priority of payments following an event of default, please identify any other events that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3) of Regulation AB.

In the structure represented by the form of prospectus supplement, there are no such riggers. We have, however, added a placeholder on page S-7 for the referenced disclosure to be provided when appropriate.

7. On page S-7, you indicate that if collections on receivables are insufficient to pay the first five items listed under "Priority of Distributions," the indenture trustee will withdraw funds from the reserve account to pay such amounts. Please expand this disclosure to clearly indicate how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

We have added the requested disclosure. See pages S-7 and S-32.

The Receivables Pool, S-13

8. While we note that you have provided geographic information and contract rate information in distributional groups, the introductory paragraph of
      Item 1111 of Regulation AB indicates that registrants should provide additional statistics by group or range to the extent such presentation will aid in the understanding of the data. Please explain why you have chosen to present other types of information in only overall totals as opposed to by group or range or revise as appropriate.

The decision whether to present statistical information in ranges versus overall totals is a disclosure decision specific to each takedown. For each takedown, registrant will present statistical information by group or range to the extent doing so will aid in the understanding of the material aspects of the pool. This could be the case, for example, if the distribution of principal balances or remaining terms is relatively wide or skewed toward one end of the range.

9. We note that on page S-14 you have bracketed the percentage of receivables that will be delinquent as of the cut-off date. Please confirm for us that you will comply with the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3. Additionally, while we note that you plan to provide the delinquency information necessary to comply with Items 1111(c) and 1100(b) of Regulation AB, please revise this section to provide a table illustrating the form of disclosure you will provide regarding delinquencies, if applicable.

Registrant confirms that it will comply with the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3. We have added disclosure on page S-14 illustrating the form of disclosure regarding delinquencies, if applicable.


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

Static Pool Data, page S-21

10. Please revise to include bracketed information indicating that you will provide a specific website address in your prospectus supplement.

We confirm, and have added bracketed disclosure on page S-22 indicating that, in the event registrant provides static pool data through a web site, a specific web site address will be provided.

Fees and Expenses of the Issuing Entity, page S-29

11. While we note that you have explained the servicing fee in other parts of the document, please revise to clearly disclose the servicing fee in the chart instead of including a cross-reference, as the fee table should include clear descriptions of all fees paid, for ease of use.

We have revised the referenced disclosure on page S-29.

Credit and Payment Enhancement, page 50

12. Please briefly describe all of the credit or payment enhancement features listed on page 50.

We have revised the referenced disclosure on pages 47-48.

13. Please delete the last bullet point regarding "other agreements with respect to third party payments." All forms of credit enhancement or derivatives should be described in the base prospectus. Additionally, please make corresponding changes throughout the document.

We have revised the referenced disclosure.

14. We note that you contemplate using swaps or other interest rate, currency or "credit protection agreements." Please revise to remove your reference to credit protection agreements and confirm that the derivative arrangements you use will be limited to interest rate or currency agreements.

We have revised the referenced disclosure.

Evidence as to Compliance, page 51

15. Please clearly state that the servicer compliance statement will be made in accordance with Item 1123 of Regulation AB. Additionally, while we note that copies of the reports required by Items 1122 and 1123 may be requested in writing, you should revise to clearly state that they will be filed with your Form 10-K, as well.

We have revised the referenced disclosure on page 49.


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

            Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                                          Sincerely,



                                                          /s/ Siegfried Knopf

cc:      H. Yuna Peng, Esq.- Securities and Exchange Commission



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